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                                                         EXHIBIT 99.1

CIBER                CONSULTANTS IN BUSINESS / ENGINEERING / RESEARCH



                           -- CIBER, INC. NEWS RELEASE --

For Immediate Release                                Contact:
                                                     Kara Kennedy
                                                     Shareholder Relations
                                                     303/220-0100

                 CIBER ANNOUNCES MERGER WITH YORK & ASSOCIATES, INC.

         Englewood, Colorado - January 28, 1999 - CIBER, Inc. ("CIBER") (NYSE: CBR) announced today the closing of a merger with York & Associates, Inc. ("York"), a privately held provider of IT consulting services, headquartered in St. Paul, MN.

         "York brings to CIBER a broad solutions based practice in the areas of business consulting, IT strategic planning, ERP implementation, project management and custom application software design, development and architecture. They enjoy one of the best reputations in their geography, having served some of the largest companies in the Twin Cities Metro area over the past 18 years. We were very impressed with the quality and work ethic of their people and the company's ability to deliver high value services. Their broad based offerings through one organization fit the business model that CIBER is committed to implementing on a national basis," stated Larry Greenwood, CIBER's EVP and Co-COO. "Dick York, President and founder of York & Associates, Inc. will continue to direct CIBER's solutions practice in the Twin Cities," Mr. Greenwood continued.

         "We are very excited about this combination and the ability it gives us to bring a greater depth and breadth of resources to our clients, thus more effectively competing with the national firms in our geography. The people at CIBER share our values of providing high quality service in a customer intimate business model while maintaining the quality of life for our employees," stated Mr. York.

         York generates annualized revenues of approximately $8 million; the combination will be accounted for as a pooling of interests.

         CIBER, Inc. is a premier provider of system integration consulting services. Employing 6,000+ employees located in over 80 offices in more than 20 states plus Canada, CIBER offers leveraged information technology integration solutions in five principal areas: management consulting aligning business/IT solutions (including E-Business, data warehousing and component integration), Enterprise Applications Solutions (EAS/ERP) implementation and outsourcing services, network technology design/integration consulting and professional staff augmentation services. CIBER's wholly-owned subsidiaries include Spectrum Technology Group, Inc., Business Information Technology, Inc., The Summit Group, Inc., CIBER Information Services, Inc. and CIBER Network Services, Inc.

       "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's Annual Reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.

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           CIBER, INC., 5251 DTC PARKWAY, SUITE 1400, ENGLEWOOD, CO  80111
                                 HTTP://WWW.CIBER.COM